September 27, 2007

VIA EDGAR

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Bradford Bancorp, Inc.
Form S-1 - Amendment No. 3
Initially Filed June 13, 2007
File Number 333-143696

Dear Mr. Friar:

On behalf of Bradford Bancorp, Inc. (“Bradford Bancorp” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on August 9, 2007.

The Amended Registration Statement is filed in response to discussions with SEC Staff regarding the accounting treatment of the Company’s mergers with Golden Prague Federal Savings and Loan Association (“Golden Prague”) and Senator Bank.  In particular, based on the Company’s discussions with SEC Staff regarding Comment No. 40 in the SEC’s comment letter, dated July 13, 2007, the Company has revised its consolidated financial statements, and notes thereto, the pro forma financial data and the related disclosure throughout the Amended Registration Statement to record the mergers with Golden Prague and Senator Bank on the pooling of interest method.

In connection with the revision to the accounting treatment of the mergers with Golden Prague and Senator Bank, the Company requests confirmation from the Staff that it will not refuse to accelerate the effectiveness of the Registration Statement filed by the Company on the grounds that such Registration Statement does not include financial information for Golden Prague and Senator Bank as required by Regulation S-K; Guide 3; III. Loan Portfolio; B. Maturities and Sensitivities of Loans to Changes in Interest Rates.  In particular, the required historical information at December 31, 2006 for Golden Prague and Senator Bank was not available for inclusion in the December 31, 2006

Mr. William Friar

September 27, 2007

Loan Maturity table due to the fact that it was not included in the audited financial statements of the individual institutions or in the regulatory call report data filed by each institution.  In addition, neither Golden Prague nor Senator Bank personnel ever maintained records of the information required by this table.  The Company believes that going back to original loan documents and generating the financial information in question would require several weeks of additional work to attempt to recreate at a significant cost to the Company.  The Company also believes that, based on the relative size of each institution’s loan portfolio, the information not included in the December 31, 2006 Loan Maturity table is not material to potential investors.  The Company notes that while information regarding Golden Prague and Senator Bank are not included in the December 31, 2006 Loan Maturity table, it is included in the June 30, 2007 Loan Maturity table, which the Company believes is a more accurate assessment of the maturity of the Company’s loan portfolio, and provides potential investors with the information necessary to make an informed investment decision.

In addition, the Registration Statement reflects (i) updated financial information for the period ended June 30, 2007 and (ii) a decrease in the Company’s valuation based on an updated Appraisal Report of RP Financial, LC.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

cc:	Edwin Adames, SEC
John Nolan, SEC
David Lyon, SEC
Dallas R. Arthur, Bradford Bancorp, Inc.
Michael J. Dee, Patapsco Bancorp, Inc.
Gary R. Bronstein, Esq.